Exhibit 10.15

March 31, 2022

Tracey Massey

Dear Tracey,

I am pleased to offer you the position of Chief Operating Officer. In this role, you will report directly to me and be a member of the Executive Committee. Your hire date will be a mutually agreed upon date to be determined in the near future.

Base Salary

Your annualized base salary will be $1,000,000, payable in biweekly installments pursuant to the U.S. payroll schedule.

Annual Incentive Plan

You will participate in the NielsenIQ Annual Incentive Plan (“AIP’). Your full year target contribution to the bonus plan will be $823,000 on a full year basis. For 2022, your AIP target will be the full year amount of $823,000 and will not be pro-rated from your start date. AIP incentive targets are a fixed value aligned to your job. Your target is the same from year to year and will be reviewed when your role changes. AIP incentive targets are not a percentage of base pay and do not grow in line with your annual salary. The annual incentive payout is determined by NielsenIQ company financial performance and your achievement of individual goals. The maximum payout under this plan is 200% of your incentive target. To receive your incentive payout, you need to be actively employed with NielsenIQ on the date of AIP payment. Payout dates are determined by NielsenIQ, may vary annually, and are typically paid in March.

Long Term Incentive Plan (Equity)

At the next Compensation Committee meeting of the Board of Directors, you will be recommended for a grant of an incentive award representing approximately $24,000,000 in potential value, fully vested, under the current management plan, and upon full realization at exit. This is subject to the company achieving financial performance consistent with underwritten investment returns and future market conditions.

This equity is expected to be in the form of incentive units that will be eligible to vest based on your continued service with NielsenIQ and the achievement of certain performance criteria. These incentive units will allow you to share in the appreciation of NielsenIQ over time. As outlined in the attached schedule, the potential range of value of these units can grow along with continued EBITDA growth and will vary based on the company’s EBITDA multiple, which is driven by market conditions. Following the Compensation Committee’s approval of your equity incentive award, you will receive final legal documentation from HR for this award. You will be required to sign acceptance of your award.

Nielsen Consumer LLC

Please refer to the attached FAQs for answers to the most asked program-related questions. You may also reach out to Shaun Zitting ([***]) to discuss your award and clarify the details of this program.

Signing Bonus

You will receive a signing bonus in the amount of $4,000,000. You have agreed to receive $2,000,000 of the signing bonus in cash and invest $2,000,000 back into the business through the purchase of NielsenIQ equity.

•	The equity portion of your signing bonus will be managed through the co-invest program, details of which are included in the attached Equity Program FAQs.

•

This $2,000,000 will be paid at a time to be determined which will be aligned with the opening of the co-invest program in 2023. The payment will be made through payroll to you within a minimum of 30 days of the co-invest deadline. You are required to re-invest the post-tax amount of the bonus into the co-invest program per the instructions, provided at that time.

•	The cash portion of the bonus will be paid in three installments:

1.	$500,000, payable at your hire date

2.	$500,000 payable December 31, 2022

3.	$1,000,000 payable June 1, 2023

The signing bonus is subject to all regular state federal and local withholding requirements. All payments will be made as soon as administratively possible following the payment date per the standard U.S. payroll schedule. Should you resign before your second year anniversary without “good reason”, or be terminated for “cause,” as defined in the NielsenIQ Executive Severance Policy, you will be required to repay all this signing bonus, at the net post tax value within 30 days of your termination date. A copy of the NielsenIQ Executive Severance Policy is enclosed in this letter.

Employment Benefits

You will be eligible for reimbursement of actual expenses incurred for financial planning and tax preparation up to an annual limit of $15,000.

As a NielsenIQ employee, you will be eligible for all benefits currently offered to members of the NielsenIQ senior management team as of your first day of employment. Within a week of your start date, you should receive an email from Alight, our benefits administration platform, inviting you to enroll in our benefit plans. You must enroll within 31 days of your hire date. If you do not receive your email, please contact the Alight Benefits Service Center (1-833-793-0805).

NielsenIQ’s approach to health care is centered on helping you sustain and/or improve your health. We offer a number of programs as well as information to help you prevent the onset of illness and disease, and give you the plans, incentives, and information you need in our Benefits Guide. You will also be eligible for paid time off pursuant to Company policy. Detailed information may be found in NielsenIQ’s Guide to Time Away from Work.

Onboarding and terms of employment

This offer is contingent upon successful completion of a background check, including employment and education verification.

You will also be required to sign a Confidentiality Agreement as a condition of employment.

Nielsen Consumer LLC

Within a few days of accepting this offer, you can expect to receive an automated Welcome email from SuccessFactors Onboarding. This email will include a link to view our Employee Portal and complete your new hire paperwork digitally. Please be sure to bring the required I-9 documentation with you on your first day. The Immigration Reform and Control Act of 1986 requires employers to verify that all employees are legally authorized to work in the United States. Therefore, to comply with this law, you are required to complete the Employment Eligibility Verification Form I-9.

While it is our sincere hope that our relationship will be a long and mutually beneficial one, your employment by NielsenIQ is at-will. In the event of a separation, your separation benefits are defined in the NielsenIQ Executive Severance Policy.

If after three years of service in the COO role, you are not selected for the CEO position, you will have a 60 day option to trigger severance benefits and payments pursuant to Section 5 of the NielsenIQ Executive Severance Policy.

Please confirm your acceptance of this offer by signing below no later than April 8, 2022.

On behalf of the entire NielsenIQ team, we hope you make the decision to join our organization. I look forward to working together as you build a rewarding career and we create long term value at NielsenIQ! If you have any questions about this offer, please contact me at 727-453-9236.

James Peck
Chief Executive Officer

Accepted:

/s/ Tracey Massey
Tracey Massey	Date

The NielsenIQ Code of Conduct & Expectation of Integrity – Your terms and conditions of employment also include adherence to the NielsenIQ Company Code of Conduct, which is accessible on NielsenIQ intranet and on Nielseniq.com. At the start of your employment you will be asked to read the document and convey your acceptance. You will also be required to recertify to the Code of Conduct during your employment at designated times determined by the company. Your acceptance to the Code of Conduct is a condition of your employment. As stated in the Code, it is every employee’s responsibility to live up to the highest standards of ethics in everything they do, and to report any concerns of misconduct or integrity breach to the regional Integrity Leader.

Nielsen Consumer LLC